COMMENTS RECEIVED ON SEPTEMBER 20, 2017 & SEPTEMBER 21, 2017

FROM EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Industrial Equipment Portfolio

Industrials Portfolio

N-14 FILED ON SEPTEMBER 1, 2017

N-14 Proxy Statement and Prospectus

SYNOPSIS

“How do the funds’ management and distribution arrangements compare?”

C:

The Staff requests confirmation that the information in the Annual Operating Expenses table reflects the funds’ current fees and expenses.

R:

The information in the Annual Operating Expenses table reflects information for the 12 months ended February 28, 2017, the date of the funds’ most recent financial statements. There have been no changes in the fees applicable to the funds that we believe would require restatement of the funds’ expense information under Form N-1A. However, due to fluctuation in the funds’ asset levels and expense run rates, the expense information considered by the Board for the 12 months ended May 31, 2017 differed slightly from the information for the 12 months ended February 28, 2017. To address this comment, we will revise the disclosure preceding the Annual Operating Expenses table as follows (underlined language added):

As shown in the table below, based on expenses for the 12 months ended February 28, 2017 and assuming the Reorganization had occurred at the beginning of the fiscal year, the estimated total annual operating expenses of the combined Industrials Portfolio are estimated to be 6 basis points lower than the expenses of Industrial Equipment Portfolio for the same period. Based on information for the 12 months ended May 31, 2017, during which Industrials Portfolio had total annual operating expenses of 0.78%, the estimated total annual operating expenses of the combined Industrials Portfolio are estimated to be 5 basis points lower than the expenses of Industrial Equipment Portfolio for the same period. In addition, Industrials Portfolio, unlike Industrial Equipment Portfolio, does not have a redemption fee on shares held less than 30 days.

THE PROPOSED TRANSACTION - Agreement and Plan of Reorganization

C:

The Staff requests we disclose the amount of reorganization costs that Industrials Equipment Portfolio is expected to pay under “Who bears the expenses associated with the Reorganization?”

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

THE PROPOSED TRANSACTION - Agreement and Plan of Reorganization

“All of the current investments of Industrial Equipment Portfolio are permissible investments for Industrials Portfolio. Nevertheless, if shareholders approve the Reorganization, SelectCo may sell certain securities held by the funds and purchase other securities. Any transaction costs associated with portfolio adjustments to Industrial Equipment Portfolio and Industrials Portfolio due to the Reorganization that occur prior to the Closing Date will be borne by Industrial Equipment Portfolio and Industrials Portfolio, respectively, notwithstanding the voluntary expense caps in place with respect to each fund. Any transaction costs associated with portfolio adjustments to Industrial Equipment Portfolio and Industrials Portfolio due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to Industrials Portfolio that occur after the Closing Date will be borne by Industrials Portfolio. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments.”

C:

If investments will be sold in connection with the merger, the Staff requests we disclose the following: estimate of the percentage of the fund’s portfolio that will be sold in connection with reorganization; the portfolio transactions costs expected to be generated as a result of the trades; and the estimated impact to shareholders with respect to capital gain gains, including per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the disclosure, all of the current investments of Industrial Equipment Portfolio are permissible investments for Industrials Portfolio. Furthermore, we have described in general terms the fact that securities may be purchased and sold in connection with the reorganization and the impact of those transactions. For these reasons, we believe our existing disclosure is sufficient.

THE PROPOSED TRANSACTION - Capitalization

C:

The Staff requests we include estimated reorganization costs in a separate pro forma adjustment column, including per share adjustments.

R:

Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

SYNOPSIS

“How do the funds’ investment objectives, strategies, policies, and limitations compare?”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund’s securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff questions why this is included in the “Principal Investment Strategy” section if it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, we believe that it is appropriate to discuss the strategy in this section of the prospectus/proxy. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

SYNOPSIS

“How do the funds’ investment objectives, strategies, policies, and limitations compare?”

“Although the funds have similar fundamental and non-fundamental investment policies and limitations, there are some differences of which you should be aware. The following summarizes the differences in the investment policies and limitations of Industrial Equipment Portfolio and Industrials Portfolio:”

C:

The Staff requests that we highlight the differences in the narrative, in addition to including them in a table.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we disclose the following information related to the portfolio realignment that will take place in connection with the reorganization: the reason for portfolio realignment; the extent and cost of portfolio realignment; the percentage of the acquired fund’s portfolio that is expected to be sold as a result of portfolio realignment; an estimate of related realized gains expected to result from such sales including per share amounts; and a statement that total merger costs do not reflect commissions that will be incurred during portfolio realignment.

R:

Form N-14 does not require specific disclosure regarding portfolio realignment to occur in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the disclosure, all of the current investments of Industrial Equipment Portfolio are permissible investments for Industrials Portfolio. Furthermore, we have described in general terms the differences between the two funds, the fact that securities may be purchased and sold in connection with the reorganization, and the impact of those transactions. For these reasons, we believe our existing disclosure is sufficient.

PRO FORMA FINANCIAL STATEMENTS - Pro Forma Combined Statement of Assets & Liabilities

“(a) Industrial Equipment Portfolio’s proxy related expenses of approximately $21,000 are excluded from the Pro Forma Combined fund analysis.”

C:

The Staff requests we include estimated reorganization costs in the adjustments column and revise or remove the footnote stating that reorganization costs are excluded from the Pro Forma Combined fund analysis.

R:

Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

PRO FORMA FINANCIAL STATEMENTS - Pro Forma Combined Investments

C:

The Staff requests we identify any securities that will be sold due to the merger, either before or after the merger. If no securities have been identified to be sold, the Staff requests we include the following disclosure: “As of [Date], all securities held by the acquired fund would comply with the compliance guidelines and/or investment restrictions of the acquiring fund.”

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus and related statement of additional information. As noted in the proxy statement/prospectus, all of the current investments of Industrial Equipment Portfolio are permissible investments for Industrials Portfolio. Furthermore, we have described in general terms the fact that securities may be purchased and sold in connection with the reorganization and the impact of those transactions. For these reasons, we believe our existing disclosure is sufficient.